June 2, 2011

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form 10

(Registration Statement No. 001-35054)

Ladies and Gentlemen:

Marathon Petroleum Corporation, a Delaware corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form 10 (Registration Statement No. 001-35054) be accelerated so that the Registration Statement will become effective on June 6, 2011 at 3:30 p.m. E.D.T., or as soon thereafter as practicable.

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), the reasons for this request are as follows: on May 25, 2011, the board of directors of Marathon Oil Corporation, a Delaware corporation (“MRO”), took several actions in connection with the spin-off of the Company from MRO, including establishing the distribution ratio for the spin-off, and setting a record date of June 27, 2011 and a distribution date of June 30, 2011. MRO and the Company wish to commence the process of printing and mailing the information statement as soon as possible following the record date.

The Company acknowledges that:

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Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Ted W. Paris at 713.229.1838 of Baker Botts L.L.P. at your earliest convenience after the Registration Statement has been declared effective.

Very truly yours,

MARATHON PETROLEUM CORPORATION

By:	/s/ Gary R. Heminger
Gary R. Heminger
President and Chief Executive Officer